SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-7013

(Check One):[x]Form 10-K  [ ]Form 11-K  [ ]Form 20-F [ ]Form 10-Q  [ ]Form N-SAR

    For Period Ended: November 28, 1999

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended: ____________

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Gristede's Foods, Inc.
Former name if applicable:
Address of principal executive office (Street and number)
         823 Eleventh Avenue
City, state and zip code:
         New York, New York  10019-3535

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a)  The reasons  described in  reasonable  detail in Part III of this  form  could  not be  eliminated  without  unreasonable
                    effort  or   expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[x] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day the following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     A new general ledger software package was installed by the registrant on November 1, 1999 in order for the Company's accounting system to be Y2K compliant. This resulted in the accounting entries for the fourth quarter being recorded on two separate accounting systems. The substantial amount of accounting, system and data processing changes and debugging required to integrate the two systems has taken longer than originally anticipated which has resulted in registrant's inability to have prepared all of the financial statements in the required time frame and to seek a 15 calendar day extension.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Jay Weil, Esq.             (212)           883-4947
        (Name)                (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x]Yes  [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ]Yes  [x]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Gristede's Foods, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 28, 2000          By: John A. Catsimatidis, Chairman of the Board